Exhibit 12.1
Park Ohio Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio Data)

	Three months ended
	March 31,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings (loss) before Income Taxes	$10,831	$3,427	$19,094	$3,189	$(101,682)	$31,030	$28,753
Less Capitalized Interest
Fixed Charges	7,056	6,493	28,224	28,216	32,721	36,450	35,714

Earnings available for Fixed Charges	$17,887	$9,920	$47,318	$31,405	$(68,961)	$67,480	$64,467

Fixed Charges:
Interest Component of Rent Expense	1,174	1,038	4,356	4,271	4,800	4,899	4,447
Interest Expense	5,882	5,455	23,868	23,945	27,921	31,551	31,267
Interest Capitalized
Amortization of Deferred Financing Costs(1)

Total Fixed Charges	$7,056	$6,493	$28,224	$28,216	$32,721	$36,450	$35,714

Ratio of Earnings to Fixed Charges	2.54	1.53	1.68	1.11	(2)	1.85	1.81

(1)	Included in Interest Expense

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and the coverage deficiency totaled $101,682.